SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


                                  APTIMUS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        ---------------------------------

                           Common Stock, no par value
                         (Title of Class of Securities)


                                   03833V 10 8
                (CUSIP Number of Underlying Class of Securities)



                                  Aptimus, Inc.
                             95 South Jackson Street
                                    Suite 300
                            Seattle, Washington 98104
                                 (206) 441-9100
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                        ---------------------------------

                                    Copy to:

                              Bryce L. Holland, Jr.
                              Dorsey & Whitney, LLP
                           1420 5th Avenue, Suite 3400
                            Seattle, Washington 98101
                                 (206) 903-8800
                        ---------------------------------

                            CALCULATION OF FILING FEE

       Transaction Valuation                       Amount of Filing Fee
-------------------------------------     --------------------------------------
Filing relates solely to preliminary                     None
communications made before the
commencement of a tender offer



                        ---------------------------------

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not Applicable
Form or Registration No.: Not Applicable
Filing party:  Not Applicable
Date filed:    Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

John Wade
Chief Financial Officer
Aptimus, Inc.
206-441-9100, ext. 170
johnw@aptimus.com
-----------------


For Immediate Release
---------------------


              APTIMUS, INC. ANNOUNCES TENDER OFFER FOR UP TO 10.75 MILLION SHARES AT $0.48 PER SHARE, AN 85% PREMIUM TO
                             TODAY'S CLOSING PRICE


     SEATTLE, August 27, 2001-- Aptimus, Inc. (Nasdaq: APTM), an online direct marketing network, today announced that its Board of Directors has authorized a cash tender offer to purchase up to 10.75 million shares of the Company's common stock. The purchase price for the tender offer will be $0.48 per share. The Company currently has approximately 12.64 million fully diluted shares outstanding. Commencement of the tender offer is expected to occur in early September 2001 following completion of the required regulatory arrangements. The Company will fund the share purchase with its existing cash balances and short-term investments. Due to the possibility of an over-subscription, the Company's founder and CEO as well as its Board of Directors will be subject to cut-back limitations on shares they tender, if any, to insure that all other shares tendered will be purchased.

The decision to offer shareholders the opportunity to sell their shares to the Company was made following many months of consideration by its Board of Directors, management and advisors. The Internet economy upon which the Company originally relied has changed dramatically and with it so has the market value of the Company's common stock. Over the past several months, the company has investigated numerous go-forward strategies ranging from evaluating a number of merger and acquisition opportunities to liquidation. After considerable evaluation, it was determined that a tender offer made the most sense for the Company's shareholders, in effect allowing shareholders to choose their own preferred route for the future.

During this period of evaluation, the Company concluded that its traditional direct marketer clients were adopting its Internet-based solution. The Company also concluded that there may be an opportunity for the Company to strengthen its direct marketing foundation through category consolidation. At the same time, the Company recognized that clients were slower in adopting its direct marketing solutions than anticipated and that, combined with the negative impact to shareholder liquidity of an expected Nasdaq National Market delisting, led to the decision to let shareholders choose their own path.

Given the current position of the Company and the industry as a whole, the Company felt it was at a point in time in its evolution to offer its shareholders a choice to either sell all or a portion of their share interest in the Company at a substantial premium to the recent trading value, or to remain shareholders and participate in what the Company believes, but cannot guarantee, will be a successful future.

Tim Choate, Aptimus' Chairman and CEO, stated, "The past year has been extremely challenging. With the changes in the marketplace and our company, along with the likely delisting of our stock from Nasdaq, we feel that we are at an inflection point. We continue to believe in the power and efficiency of the Internet solution we provide to our direct marketing clients. We also hope to pursue strategic opportunities we believe make sense in today's evolving marketplace. Yet, we anticipate that some of our shareholders may feel differently. We thus believe that the best course of action for our shareholders is to offer them their own choice for the future. Shareholders can choose to either sell their shares now at a substantial premium or keep them and share in a future that we continue to believe will be successful. Aptimus was one of the few Internet companies to aggressively cut costs early to preserve capital. Those efforts now benefit shareholders who can make their own decisions about the future of online direct marketing and Aptimus. I believe," concluded Choate, "that marketers will in time spend major portions of their direct marketing budgets online, creating a great opportunity for Aptimus. At the same time, I am pleased to provide our shareholders the choice reflected in the decision announced today."

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Aptimus' common stock. The solicitation of offers to buy Aptimus' common stock will only be made pursuant to the Offer to Purchase and related materials that the Company will be sending to its shareholders shortly. Shareholders are encouraged to read those materials carefully as they will contain important information including the various terms and conditions to the offer.

The tender offer statement and other filed documents will be available for no charge on the Securities & Exchange Commission's website at http://www.sec.gov and will also be made available without charge to all shareholders of the Company by contacting the information agent for the offer as designated in the tender offer documents disseminated to Aptimus' shareholders.

About Aptimus, Inc.
--------------------

Aptimus (formerly FreeShop.com Inc.) is seeking to create the most powerful online direct marketing network. We provide a single-source online solution for marketers to acquire new customers via online media. The Aptimus Network presents consumers with relevant offers geared to their immediate interests, allowing marketers to reach consumers with the right offers when they are most likely to respond. Our offer presentation serving technology platform enables us to promote offers contextually across the Internet. Built on a technology platform that is flexible and scalable, the Aptimus Network can support millions of users and hundreds of marketers and Web site partners.

Aptimus is headquartered in Seattle, and is publicly traded on Nasdaq under the symbol APTM.

This press release contains statements that may constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Such statements include comments regarding the ability and anticipated timing for the company to achieve profitability, the expected results or success of particular programs or undertakings and the future rate of growth of Aptimus. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include, without limitation, fluctuation of the company's operating results, the ability to compete successfully, the ability of the company to maintain current client and distribution partner relationships and attract new ones, and the ability to integrate acquired companies. For additional factors that may cause actual results to differ materially from those contemplated by such forward-looking statements, please see the "Risk Factors" described in the company's Annual Report on Form 10-KA, dated April 11, 2001, and in other quarterly reports and filings on file with the SEC, which Risk Factors are incorporated herein as though fully set forth. The company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.




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